Exhibit 1.02

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Launches Yulgang 2.0 in China

Almost 10 Million Download Requests in Five Days for Popular Online MMORPG

Beijing, April 10, 2008 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA), and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, today announced that it has commercially launched Yulgang 2.0, its widely popular massive multiplayer online role-playing game (MMORPG), in China. This is the latest major new content update for Yulgang that provides gamers with approximately 30 percent more content.

This is an important milestone for CDC Games as Yulgang is the company’s highest revenue generator to date, its original free-to-play online game, and one of the all-time top free-to-play online games in China.

“We saw China gamers return to Yulgang in record numbers in March after we settled our dispute with its developer and resumed the required technical support,” commented John Huen, COO of CDC Games. “We believe this major version release is the next major step in the evolution of Yulgang. We are already seeing impressive interest levels. In the five days prior to commercial launch, we began the necessary client download service. During that time, we witnessed almost 10 million download requests, generating more than 1,500 terabytes of Internet traffic.”

CDC Games believes this indicates clear consumer interest in the game, and the company is aggressively marketing Yulgang 2.0 to gamers. In recent weeks, CDC Games has launched a massive marketing campaign that includes advertisements on 17173.com, the leading China games portal, in Internet cafes, and through extensive ground attacks. Going forward, CDC Games intends to continue with such activity and add special gamers’ meetings in partnership with Mgame, Yulgang’s developer, host a celebration of Yulgang’s third anniversary, and expand online advertising.

Yulgang 2.0 contains expansive new content that CDC Games believes is attractive to consumers, such as maps, missions, and consumable virtual items. Gamers can use the new items and content in different combinations, accomplishing a wide array of missions and raising the level of excitement and adventure. “We believe the new content will appeal to the 68 million registered Yulgang users, and help build a large group of new users,” stated Mr. Huen. “ We expect this will provide additional strong momentum for the game during 2008.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 140 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. Also in February 2008, CGI launched Lunia, its first game in North America, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs regarding the evolution and potential of Yulgang and Yulgang 2.0, our beliefs regarding past, present and future consumer interest in our games, our intent to continue with marketing campaigns for our games, our beliefs regarding the appeal and attractiveness of Yulgang 2.0 to consumers, our beliefs regarding future momentum with respect to our business, our foundation for future success throughout the year, our beliefs regarding the consistency of our business, our strategic focus in subsequent quarters, our belief regarding our advantages of having an established base of players for marketing and the ability to spread our infrastructure and maintenance costs across the entire portfolio of games, our beliefs regarding our competitive position, our expectations regarding any game’s growth, our ability to establish and grow communities of players and lay foundations for future games, the ability to upgrade and release new games and newer versions of existing games and the timeliness thereof, our belief regarding growth trends for our new and existing games, our ability to complete successful open and closed beta tests in the future, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to successfully develop, license and market first person shooter and other games; (c) the future growth of the online games industry in the China market and other markets throughout the world; (d) the possibility of launch and development delays; (e) the development of competing products and technology; (f) the continued popularity and player acceptance of Yulgang, Yulgang 2.0, Special Force and our other games; and (g) the continuation of our contractual and other partners to perform their obligations under agreements with us. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.